Exhibit 99.1

PULSE
OFF
ON
Betterware

Eau d'Arômes
JAFRA
SALUD ES BELLEZA 213300202D0929
JAFRA

Betterware®

JAFRA

3Q 2023 Earnings Release

3Q2023 Highlights

Group	●	Revenue Stability and Strong Profitability have driven strong cash flow generation. In 9M2023 we have generated Ps. 1,634.7, compared to Ps. 355.5M in 9M2022.
	●	Total Net Debt/EBITDA level has continued to improve, with a 2.1x ratio by 3Q2023 (vs 3.0x in 3Q2022), thanks to debt prepayments, lowering net debt from Ps. 6,217.9M to Ps. 5,200.4M. Additionally, remaining debt was restructured, improving terms and conditions.
	●	We ended 9M2023 with a strong balance sheet. Compared to Sep’22, inventory was reduced 9.9%, debt was reduced by 14.8% and stockholders’ equity grew 39.3%.
	●	We are proposing a Dividend of Ps. 200M to be paid in November 2023. This would become the 15th consecutive quarter dividend payment, starting since we became public in March 2020, accumulating a total of Ps. 3,760M paid out dividends over that period.
Betterware	●	Revenue continues to show stability in 3Q2023, being the fourth consecutive quarter that revenues improved Quarter on Quarter since 4Q2022. In fact, 3Q2023 achieved a 3% increase vs 4Q2022. Thus, YoY percent decline in revenue has decreased from -25% in 1Q2022, to -5% in 3Q2023, including an increase of 4% in September. We expect 4Q2023 to present YoY growth of 6%.
	●	We have regained strong profitability. EBITDA for 3Q2023 closed at Ps. 328M, 10.1% above 3Q2022, with a 3.3pp margin expansion. 9M2023 EBITDA closed at Ps. 1,184M, -6.6% vs. 9M2022, with a 2.3pp margin expansion.
	●	Strong cash flow generation is back. We generated Ps. 1,272M of operating cash flow in 9M2023 vs. Ps. 399M in 9M2022.
Jafra Mexico	●	Net revenue for 3Q2023 increased 11.6% YoY. For 9M2023, it increased 17.4% YoY. It is worth noting that our consultant base closed 13.9% above last year.
	●	EBITDA for 3Q2023 closed at Ps. 209M, 23.3% below 3Q2022, due to 3Q2022 reversal of “pre-acquisition” provisions that positively impacted its EBITDA. Without the reversal of provisions from last year, our EBITDA would have remained at the same level. Our 9M2023 EBITDA is Ps. 755M (16.1% margin), well beyond our estimates.
	●	Also contributing to group cash flow generation with Ps. 548M of operating cash flow in 9M2023.
Jafra USA	●	Undergoing a complete business turnaround.
	●	We saw progress toward our first goal of achieving business stability, having decreased EBITDA losses to (Ps. 6.8M) in 3Q2023, compared with (Ps. 35.7M) in 3Q2022.
	●	Going forward we will continue our efforts to improve profitability and focus our efforts on revenue growth.

Message from Betterware’s Chairman

We ended 3Q2023 with extraordinary results for the Group, experiencing stable net sales in Betterware, better than expected results in Jafra Mexico and Jafra US, and achieving expense savings and operating efficiencies, which led to an increase in profit margin and outstanding cash flow generation.

Betterware Mexico has continued to show strength through its revenue stabilization at almost 2x revenue of 2019. This has allowed us to deliver strong profitability and cashflow generation. After delivering 3% growth from 4Q2022 to 3Q2023, we feel confident that our initiatives have us positioned generate YoY growth.

At Jafra Mexico, the successful replication of our three business pillars of Product Innovation, Technology, and Business Intelligence, continues to yield positive results, both for the quarter and year-to-date. We are expecting a record year for Jafra Mexico, both in terms of net revenue and EBITDA.

Finally, at Jafra US, we are undergoing a complete business turnaround, with focus on business stability and back to growth strategies. We have witnessed initial positive results, although further improvements are needed to reach breakeven levels, and consistent growth.

We continue to focus on further differentiating the Company through Product Innovation, Technology and Business Intelligence, as we are confident that the future of our Group will continue to be founded on the relations between our people and our customers, coupled with the technological tools we develop to ease our network´s sale experience and our customer´s purchase experience.

We are certain that we will continue experiencing the positive trend we have seen year-to-date and since Jafra´s acquisition was completed, which have us well positioned to achieve sustained and profitable growth in the long term.

Luis G. Campos

Executive Chairman of the Board

3Q2023 Consolidated Selected Financial Information

	3Q2023		3Q2022%			9M2023	9M2022%
Net Revenue	$3,123,507		$3,171,289		(1.5)%	$9,607,815	$8,275,089	16.1%
Gross Margin	70.2%		69.0%		122-bps	72.1%	68.3%	382-bps
EBITDA	$529,424		$534,930		(1.0)%	$1,901,416	$1,716,766	10.8%
EBITDA Margin	16.9%		16.9%		8-bps	19.8%	20.7%	(96-bps)
Free Cash Flow	$294,227		$391,542		(24.9)%	$1,599,274	$233,502	584.9%
Net Income	$196,991		$51,953		279.2%	$643,357	$622,609	3.3%
EPS	$5.28		$1.39		280.6%	$17.24	$16.68	3.5%
Net Debt / TTM EBITDA	2.1	x	3.0	x
Interest Coverage Ratio (TTM)	2.6	x	4.5	x

Group’s Consolidated Financial Results

Consolidated net revenue for 3Q2023 was Ps. 3,123.5M, 1.5% lower compared to Ps. 3,171.3M in 3Q2022 explained mainly by Betterware’s slightly lower net revenues due to lower average associates and distributors base, coupled with lower net revenue in Jafra US. Year-to-date, consolidated net revenue increased 16.1% to Ps. 9,607.8M from Ps. 8,275.1M in 9M2022, explained partially by the inclusion of Jafra´s results for the entire period this year, compared to a partial year in 2022. It is important to note that the normal seasonality causes 3Q2023 net revenue to be 3.0% lower to 2Q2023. This reflects moderation in sales force activity in the summer and back to school period.

At the closing of each fiscal year, December 31st, Jafra Mexico considers a cut-off in revenue recognition according to the IFRS 15 standard. The cut off has never been significant compared to annual consolidated net revenue. As of September 30th, 2023, the YTD cut-off amounted to Ps. 260.2M, which would imply having net sales at the end of 9M2023 of Ps. 9,347.7M and EBITDA of 1,834.7M as compared to our reported results of Ps. 9,607.8M and Ps. 1,901.4M, respectively. The cut-off amount would be added to the net revenue of 4Q2023, and so we expect to close FY 2023 with a not relevant cut-off effect again. We estimate that Jafra Mexico’s annual result will remain in line with our expectations.

Consolidated gross margin for 3Q2023 expanded 122-bps to 70.2%, compared to 69.0% in 3Q2022. Margin expansion is explained by higher gross margins in Betterware and Jafra US, with Jafra Mexico´s gross margin in line with previous quarter, and due to improvements in supply chain conditions and input costs normalization globally. And year-to-date, consolidated gross margin expanded 382-bps to 72.1% compared to 68.3% in 9M2022 mainly due to the inclusion of Jafra´s results, which has a higher gross margin profile, during the entire period in 2023, compared to most of the second quarter and onwards in 2022.

Consolidated EBITDA for 3Q2023 decreased 1.0% to Ps. 529.4M from Ps. 534.9M in 3Q2022, while consolidated EBITDA margin stood at 16.9%, in line with that obtained on 3Q2022, due to some adjustments in provisions that positively impacted Jafra Mexico´s EBITDA during 3Q2022, but not in 3Q2023, and partially offset by increased EBITDA in Betterware and Jafra US. And year-to-date, consolidated EBITDA increased 10.8% to Ps. 1,901.4M from Ps. 1,716.8M, due to the inclusion of Jafra´s results during the entire period in 2023, compared to most of the second quarter and onwards in 2022. Year-to-date consolidated EBITDA margin stood at 19.8%.

Consolidated net income for 3Q2023 significantly increased 279.2% to Ps. 197.0M from Ps. 52.0M in 3Q2022, due to easy comparison base, partially offset by higher interest rates in Mexico, coupled with a negative effect related to the realized and unrealized loss in FX (forwards closed vs. real exchange rate). Earnings Per Share (EPS) for the quarter were Ps. 5.28, compared to Ps. 1.39 in 3Q2022.

Year-to-date, consolidated net income increased 3.3% to Ps. 643.4M from Ps. 622.6M in 9M2022, mainly explained by the inclusion of Jafra´s results for the entire period this year, compared to most of the second quarter and onwards in 2022. EPS for 9M2023 was Ps. 17.24, compared to Ps. 16.68 in 9M2022.

For the first nine months of the year, consolidated cash flow from operations increased significantly to Ps. 1,634.7M from Ps. 355.5M in 9M2022, primarily due to improved cash flow generation in Betterware and Jafra Mexico.

Balance Sheet

As of 3Q2023, the Company’s financial position remains strong, reflecting the main attributes of our differentiated business model, namely high cash flow generation and asset light business model. As of September 30th, 2023, the Company had Ps. $496.1M in cash and cash equivalents. Accounts payable increased 42.8%, inventory decreased 9.9%, and accounts receivable increased 4.6% from September 30th, 2022. The Company noted that it is comfortable with the level and composition of its inventory, which supports future growth. We ended the quarter with a cash conversion cycle of 59 days in 3Q2023.

Debt Restructuring

As mentioned in our previous earnings release, on July 10th, 2023, we prepaid the syndicated loan utilized for Jafra´s acquisition. This debt restructuring improved the terms and conditions we had on the syndicated loan, reducing our interest rate spread, as well as enhancing the maturity profile. More than 70% of the Company’s total debt allows early payments at no additional cost. Our goal is to continue gradually reducing leverage.

Net debt at quarter end was Ps. 5,200.4M, which represents a relevant decrease relative to the Ps. 6,217.9M at the end of 3Q2022. Our leverage ratio decreased on a YoY basis from 3.0x Net Debt to Trailing-Twelve-Months EBITDA ratio in 3Q2022 to 2.1x in 3Q2023, which demonstrates strong progress toward reducing our leverage ratio below 2.0x by the end of the year.

3Q2023 and 9M2023 Financial Results by Business

Betterware

Financial Metrics

	3Q2023	3Q2022%		9M2023	9M2022%
Net Revenues	$1,420,739	$1,503,087	(5.5)%	$4,254,128	$4,966,719	(14.3)%
Gross Margin	56.2%	55.4%	87-bps	59.7%	59.9%	(12-bps )
EBITDA	$328,295	$298,167	10.1%	$1,184,159	$1,267,932	(6.6)%
EBITDA Margin	23.1%	19.8%	327-bps	27.8%	25.5%	231-bps

This is the fourth consecutive quarter with stable net revenues, which remain in the range of $1,400M to $1,500M. It is worth mentioning that each passing quarter becomes more comparable to the same period of the previous year, which demonstrates stability and a starting point for growth. 3Q2023 sales are equivalent to 87.3% growth compared to 3Q2019, the pre-pandemic comparable period.

Net revenue during the quarter was slightly impacted by a lower average associate and distributor base during the period, coupled with a decline in associate´s activity levels, and mostly offset by an 8.2% increase in average associate orders. Year-to-date, Betterware´s net revenue declined 14.3%, explained by a lower average associate and distributor base, down 18.0% and 9.5%, respectively, partially offset by a 10.5% increase in average associate orders.

Gross margin for 3Q2023 expanded 87-bps compared to 3Q2022, related to the continued improvement in supply chain conditions and higher average product prices in our catalogs, coupled with a positive impact of the appreciation of the Mexican Peso. Year-to-date, gross margin was roughly in line compared to 9M2022.

EBITDA for 3Q2023 increased 10.1% compared to 3Q2022, aided by a leaner operating structure, aligned with the current level of net revenue, coupled with lower freight and raw material costs. Due to efficient expense control and gross margin expansion, EBITDA Margin increased 327-bps during the quarter, compared to 3Q2022. Year-to-date, EBITDA decreased 6.6%, while EBITDA margin expanded 231-bps compared to 9M2022; last year we experienced significant adjustments in the demand for our products, and we had to incur in extraordinary expenses to align our operations to the current level of net revenue, which caused non-comparability on a quarterly basis.

Update on Business strategies 2023

During the quarter, we have made great advancements in our 2023 commercial strategies, namely:

●	Product offer: we recovered 100% the main concepts we previously removed from our catalog to adapt our portfolio during the pandemic.

●	Innovation: This year has been very intensive in the generation of new products and new categories, which have started to have a gradual impact on total sales. In addition, we recovered 100% of our core product offering. We will continue to promote product innovation to keep our catalogue attractive to the final consumer.

●	Staff on the field: We have continued to recover our sales staff and perfected its work processes on the field. This strengthened team is positively supporting recruitment and sales, representing a key element of our strategy to achieve the expected results.

These advancements, on top of the previous quarter strategies that we have executed throughout the year, such as catalogue redesign, product innovation, “Ideal catalogue” structure, and recovery of in-person events, among others.

For the 4Q2023, we have reduced prices on more than 160 SKUs, to reflect favorable exchange rate, freight costs, and raw material price decreases, expecting increasing returns on revenue from volume.

Long Term Growth Opportunity

According to our research, the Living Solutions market in Mexico has stabilized. With a total market share of only 4%, and estimated home penetration of only 25%, we are optimistic of our ability to deliver growth in this market going forward.

On the international front, we are focused on expanding to the United States and South America. The progress made in the United States is very positive, and we are planning to begin pilot operations in 1Q2024. Likewise, we have recently hired the new country manager for Betterware Peru, and we expect to begin operations late 2024 or early 2025.

Jafra Mexico

Financial Metrics

	3Q2023	3Q2022%			9M2023
Net Revenue	$1,488,435	$1,333,036	11.7%		$4,687,615
Gross Margin	83.0%	83.2%	(15-bps	)	82.8%
EBITDA	$209,267	$272,435	(23.2)%		$755,538
EBITDA Margin	14.1%	20.4%	(638-bps	)	16.1%

*	Prior to the acquisition, results are not fully comparable due to differences in accounting methods. Before the acquisition Jafra used German GAAP standards and since April 7th, 2022, we use IFRS Standards.

2023 will be a record year for Jafra Mexico in both net revenue and EBITDA. The extraordinary results are a combination of maintaining and growing the sales force, boosting product innovation, renewing the Jafra brand, and managing the business in a disciplined and responsible manner. On the production side, we have also achieved efficiencies derived from better negotiations on raw material prices, greater production volume, better planning, and synergies with Betterware.

Jafra Mexico’s 3Q2023 results reflect a significant improvement when compared to 3Q2022, as net revenue for the quarter increased 11.7%, driven by an increase in the EOP base of consultants of 13.9% to 422,956 from 371,230 in 3Q2022. Although there was lower activity (52.2% vs. 56.9% in 3Q2022), there was greater productivity ($2,088 vs. $1,995 in 3Q2022). Specifically, the month of September, which is normally a complicated month, had a very good result, exceeding 3Q2022 net revenue by 16.8%.

Gross margin for the quarter was 83.0%, practically at the same level as that achieved in 3Q2022. Year-to-date, gross margin was 82.8%, in line with our beginning of the year estimates.

EBITDA for 3Q2023 declined 23.2% compared to 3Q2022, totally explained by some adjustments in provisions that positively impacted EBITDA during 3Q2022 but not during current year period. Excluding these provisions, EBITDA margin would have closed practically at the same level of 3Q2022. Year-to-date, EBITDA was Ps. 755.5M and EBITDA margin reached 16.1%, in line with our beginning of the year estimates.

Update on Business Strategies for 2023

We have continued to successfully execute our commercial strategies, namely:

●	Product Innovation. We continue to accelerate our product innovation process, which contributed 13.9% of 3Q2023 revenue, as compared to approximately 7% last year. We already began recovering market share in our Color and Skin Care categories and continue strengthening our leadership in the Fragrances market.

●	Catalogue Redesign. We continue to improve our catalogue design, making it more attractive for our consumers, thus yielding a higher conversion in sales.

●	Rebranding. In September, we officially launched the new brand image of Jafra, which extends its appeal to a younger demographic, while re-vamps sales force emotional attractiveness to the brand.

●	Technology: In May 2023 we launched the first version of JafraNet, the new app for Leaders and Consultants. We further develop functions on the app, as we have done in Betterware. We are also rolling out our CHATBOT in November, which will allow us to service our Leaders and Consultants more efficiently.

Long Term Growth Opportunity

The Beauty and Personal Care market in Mexico grew 8.5% in 1H2023, while Jafra Mexico grew 12.5%. As of this 3Q2023, Jafra Mexico has a share of 3.5% of the Total Market, which represents a great opportunity to grow going forward. Among other things, we will focus on home penetration, innovation, and revenue growth management to achieve this growth.

On the international front, we are analyzing the prospect of expansion to Peru and Colombia.

Jafra USA

Financial Metrics

	3Q2023	3Q2022%		9M2023
Net Revenue	$215,952	$335,166	(35.6)%	$667,691
Gross Margin	74.1%	73.7%	40-bps	76.2%
EBITDA	$(6,856)	$(35,672)	NA	$(36,999)
EBITDA Margin	(3.2)%	(10.6)%	NA	(5.5)%

*	Prior to the acquisition, results are not fully comparable due to differences in accounting methods. Before the acquisition Jafra used German GAAP standards and since April 7th, 2022, we use IFRS Standards.

In August and September, Jafra US has consistently exceeded initially projected performance levels. These months have marked a critical period of comprehensive business transformation, in which we have been actively reshaping our business strategies to improve opportunities, both for consultants and leaders and for our end customers, while promoting organizational stability. With this momentum in mind, we maintain our optimistic outlook for improved performance in the fourth quarter of 2023 and beyond. As our strategies continue to evolve and mature, we are confident in our ability to unlock and realize the full potential of our business.

3Q2023 results reflect the expected performance as net revenue for the quarter declined 35.6% compared to 3Q2022, driven by a 15.4% appreciation of the Mexican Peso YoY, a YoY decline of 6.7% in our average consultant base, coupled with 661-bps lower activity rates and partially offset by higher average orders. Measured in US Dollars, net revenue declined 24.9% compared to 3Q2022. However, August and September net revenues grew when compared to the immediately previous month; September net revenues grew 18% vs. August.

For the first nine months of the year, Jafra USA contributed with Ps. 667.7M to our net revenue, representing 7% of the group´s consolidated net revenue.

Gross margin for the quarter was 74.1%, expanding 40-bps vs. 3Q2022, mainly explained by sales mix, with higher share of revenue of lower gross margin products, and partially offset by lower manufacturing costs. Year-to-date, gross margin was 76.2%, in line with our beginning of the year estimates.

EBITDA for 3Q2023 of negative Ps. 6.9M but improving compared to negative Ps. 35.7M in 3Q2022. Results were a consequence of efficient expense control related to synergies and optimizations after the acquisition. Year-to-date, EBITDA continues on negative territory, but corrective actions are showing positive results. Continued improvement have us confident that we can deliver the profitability turnaround as previously expected.

Update on Business Strategies for 2023

The Jafra USA management team is focused on realigning the company’s trajectory, with the goal of achieving profitability and revenue growth. By fortifying our business pillars: Product Innovation, Business Intelligence, and Technology, we aim to establish a strong foundation for Jafra USA’s resurgence. The key elements of our comprehensive strategy where we have been focused on are, among others:

●	Product Innovation: We have embarked on a mission of continuous innovation, introducing our first Vegan skin-care line, new makeup formats, and extensions to key brands.

●	Product Marketing: Simplifying and reinforcing our product marketing strategy by increasing the page count of our client brochure to boost activity and productivity percentages.

●	Digital Marketing: Expanding digital and social media training resources, leading to higher web traffic, improved ROI, and productivity.

●	Business development: Strengthening our consultant and client network, and providing effective sales training.

●	Technology: Our investment in state-of-the-art technological solutions includes the development of an enhanced e-commerce and virtual office platform, developed on Shopify +.

●	Business Intelligence: Leveraging advanced analytics and market research to make informed decisions and address an elevated attrition rate among new consultants.

We remain committed to driving positive change and steering the company towards stability by the end of 4Q2023, and thereafter sustained growth and profitability.

Long Term Growth Opportunity

The US represents a huge opportunity for us. It is the #1 direct selling market worldwide, with an important growth in the Hispanic market, which is more natural to us. It is also one of the most relevant Beauty and Personal Care markets in the world.

Capital Allocation

The priority for cash flow generation has been focused on debt paydown, which has led to our end-of-period 3Q2023 leverage ratio of 2.1x Net Debt / TTM EBITDA, down from 3.0x in 3Q2022. We have prepaid Ps. 1,235M since we acquired the Jafra debt in 2022.

Having said that, we remain committed to returning value to our shareholders through quarterly dividends as the Group’s results are stable or growing. Therefore, our Board of Directors has proposed to pay a Ps. 200M dividend to shareholders for the quarter, which is subject to approval at the Ordinary General Shareholders’ Meeting of November 9th, 2023.

Our financial strength will allow us to distribute dividends in 2023 for a total of Ps. 650M. Considering the dividend of Ps. 200M to be paid in November 2023, we will be reaching the fifteenth consecutive quarter with dividend payments, adding a total of Ps. 3,760M over a period of 3 years and 7 months, that is, since we went public in March 2020. The dividend yield has ranged between 4% and 20% per year, with the estimated yield for 2023 of approximately 7%.

2023 Guidance and Long-Term Growth Prospects

Considering year-to-date results, which have been moderately below our beginning of the year estimates, we are slightly modifying our prospects for the rest of the year, adjusting our previous full year guidance for our consolidated business as follows:

	2023	2022	Var %
Net Revenue	Ps. 12,500 - Ps. 12,800	Ps.11,508	9% - 11%
EBITDA	Ps. 2,400 – Ps. 2,500	Ps. 2,316	4% - 8%

*	Figures in millions

Although we are adjusting our expected net revenues by 5-10%, we expect our FY2023 EBITDA to close near the low range of our original guidance. During the first 9M2023, we were able to increase our profitability margins, improve our cash conversion cycle, and, therefore, normalize cash flow generation. Our leverage level has decreased significantly to Ps. 5,697M in 9M2023 from Ps. 6,689M in 9M2022. The Company will end the year with a strong balance sheet, which demonstrates the strength and resiliency of its business model.

There are some exogenous risks that may affect the results of our businesses, such as adverse global and National macroeconomic conditions, inflation, exchange rate, freight costs, disruptions in the supply chain, and political matters, among others. Nonetheless, we may also have several opportunities that can have the opposite effect, such as the expansion of our sales force, higher margins, superior activity, greater penetration in the market derived from different approaches such as new product categories, product innovation, differentiated sales channels, and of course, taking advantage of the synergies between Jafra and Betterware.

In the longer term, we are confident in our growth prospects in Mexico, the US, and internationally, as Betterware exits stability to regain growth, and our recent Jafra acquisition provides a compelling and diversified product portfolio as a group, contributing to our financial strength in changing business environments.

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Financial Position

As of September 30, 2023, and 2022

(In Thousands of Mexican Pesos)

	Sep 2023	Sep 2022
Assets
Cash and cash equivalents	496,068	471,585
Trade accounts receivable, net	1,275,837	1,219,961
Accounts receivable from related parties	48	229
Inventories	2,178,018	2,416,485
Prepaid expenses	129,138	119,208
Income tax recoverable	112,215	-
Other assets	177,761	552,151
Total current assets	4,369,085	4,779,619
Property, plant and equipment, net	2,877,944	1,815,290
Right of use assets, net	339,446	137,187
Deferred income tax	386,657	302,651
Investment in subsidiaries	-	1,237
Intangible assets, net	1,671,845	665,905
Goodwill	1,599,718	3,158,464
Other assets	53,794	116,875
Total non-current assets	6,929,404	6,197,609
Total assets	11,298,489	10,977,228
Liabilities and Stockholders’ Equity
Short term debt and borrowings	600,123	642,647
Accounts payable to suppliers	1,944,445	1,362,098
Accrued expenses	391,572	393,486
Provisions	865,213	812,802
Income tax payable	-	168,380
Value added tax payable	51,905	77,272
Trade accounts payable to related parties	-	120,370
Statutory employee profit sharing	104,675	103,235
Lease liability	87,815	103,274
Derivative financial instruments	25,279	29,926
Total current liabilities	4,071,027	3,813,490
Employee benefits	161,952	227,923
Deferred income tax	783,169	77,744
Lease liability	264,594	33,190
Long term debt and borrowings	4,743,980	5,910,384
Total non-current liabilities	5,953,695	6,249,241
Total Liabilities	10,024,722	10,062,731

Stockholders’ Equity	1,275,704	913,749
Non-controlling interest	(1,937)	748
Total Stockholders’ Equity	1,273,767	914,497
Total Liabilities and Stockholders’ Equity	11,298,489	10,977,228

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three-months ended on September 30, 2023, and 2022

(In Thousands of Mexican Pesos)

	Q3 2023	Q3 2022	∆%
Net revenue	3,123,507	3,171,289	(1.5)%
Cost of sales	930,636	983,549	(5.4)%
Gross profit	2,192,871	2,187,740	0.2%

Administrative expenses	739,928	708,542	4.4%
Selling expenses	867,743	859,266	1.0%
Distribution expenses	147,089	157,968	(6.9)%
Total expenses	1,754,760	1,725,776	1.7%

Share of results of subsidiaries	-	-	-

Operating income	438,111	461,964	(5.2)%

Interest expense	(207,722)	(184,872)	12.4%
Interest income	11,850	7,070	67.6%
Unrealized gain in valuation of financial derivative instruments	54,787	12,978	322.2%
Foreign exchange loss, net	(50,082)	(25,503)	96.4%
Financing cost, net	(191,167)	(190,327)	0.4%

Income before income taxes	246,944	271,637	(9.1)%

Income taxes	50,070	220,098	(77.3)%

Net income including minority interest	196,874	51,539	282.0%
Non-controlling interest loss	117	414	(71.7)%
Net income	196,991	51,953	279.2%

EBITDA breakdown (Ps. 529 million)
Concept	Q3 2023	Q3 2022	∆%
Net income including minority interest	196,874	51,539	282.0%
(+) Income taxes	50,070	220,098	(77.3)%
(+) Financing cost, net	191,167	190,327	0.4%
(+) Depreciation and amortization	91,313	72,966	25.1%
EBITDA	529,424	534,930	(1.0)%
EBITDA margin	16.9%	16.9%	0.1)%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the nine-months ended on September 30, 2023, and 2022

(In Thousands of Mexican Pesos)

	Sep 2023	Sep 2022	∆%
Net revenue	9,607,815	8,275,089	16.1%
Cost of sales	2,679,383	2,623,695	2.1%
Gross profit	6,928,432	5,651,394	22.6%

Administrative expenses	2,307,435	1,797,226	28.4%
Selling expenses	2,551,743	1,897,794	34.5%
Distribution expenses	445,455	384,184	15.9%
Total expenses	5,304,633	4,079,204	30.0%

Share of results of subsidiaries	-	(16,611)	(100.0)%

Operating income	1,623,799	1,555,579	4.4%

Interest expense	(624,830)	(345,452)	80.9%
Interest income	39,337	22,783	72.7%
Unrealized loss in valuation of financial derivative instruments	(9,950)	(58,119)	(82.9)%
Foreign exchange loss, net	(99,190)	(50,551)	96.2%
Financing cost, net	(694,633)	(431,339)	61.0%

Income before income taxes	929,166	1,124,240	(17.4)%

Income taxes	288,839	503,830	(42.7)%

Net income including minority interest	640,327	620,410	3.2%
Non-controlling interest loss	3,030	2,199	37.8%
Net income	643,357	622,609	3.3%

EBITDA breakdown (Ps. 1,901 million)
Concept	Sep 2023	Sep 2022	∆%
Net income including minority interest	640,327	620,410	3.2%
(+) Income taxes	288,839	503,830	(42.7)%
(+) Financing cost, net	694,633	431,339	61.0%
(+) Depreciation and amortization	277,617	161,187	72.2%
EBITDA	1,901,416	1,716,766	10.8%
EBITDA margin	19.8%	20.7%	(1.0)%

Betterware de México, S.A.P.I. de C.V.

Consolidated Statements of Cash Flows

For the nine-months ended on September 30, 2023, and 2022

(In Thousands of Mexican Pesos)

	Sep 2023	Sep 2022
Cash flows from operating activities:
Profit for the period	640,327	620,410
Adjustments for:
Income tax expense recognized in profit of the year	288,839	503,830
Depreciation and amortization of non-current assets	277,617	161,187
Interest income recognized in profit or loss	(39,337)	(22,783)
Interest expense recognized in profit or loss	624,830	345,452
Gain of property, plant, equipment sale	(2,483)	(5)
Unrealized loss in valuation of financial derivative instruments	9,950	58,119
Share-based payment expense	(3,699)	9,011
Currency translation effect	(5,494)	(153)
Movements in not- controlling interest	(90)	4,537
Others	3,101	-
Movements in working capital:
Trade accounts receivable	(304,775)	17,741
Trade accounts receivable from related parties	13	7,637
Inventory, net	(55,348)	(122,555)
Prepaid expenses and other assets	(47,968)	(167,199)
Accounts payable to suppliers and accrued expenses	656,184	(852,653)
Provisions	71,942	4,830
Value added tax payable	(37,237)	98,361
Statutory employee profit sharing	(30,623)	(9,265)
Trade accounts payable to related parties	(96,859)	120,573
Income taxes paid	(322,241)	(433,955)
Employee benefits	8,045	12,371
Net cash generated by operating activities	1,634,694	355,491
Cash flows from investing activities:

Investment in subsidiaries	-	(4,699,204)
Payments for property, plant and equipment, net	(54,082)	(129,218)
Proceeds from disposal of property, plant and equipment, net	18,662	7,229
Interest received	39,337	27,598
Net cash generated by (used in) investing activities	3,917	(4,793,595)
Cash flows from financing activities:
Repayment of borrowings	(6,593,695)	(370,157)
Proceeds from borrowings	5,708,974	5,490,252
Interest paid	(529,381)	(334,987)
Costs of emission	(8,003)	(88,144)
Lease payment	(86,958)	(37,599)
Share repurchases	-	(25,264)
Dividends paid	(449,124)	(899,610)
Net cash (used in) generated by financing activities	(1,958,187)	3,734,491
Net decrease in cash and cash equivalents	(319,576)	(703,613)
Cash and cash equivalents at the beginning of the period	815,644	1,175,198
Cash and cash equivalents at the end of the period	496,068	471,585

Use of Non-IFRS Financial Measures

This announcement includes certain references to EBITDA, EBITDA Margin, Net Debt:

EBITDA: defined as profit for the year adding back the depreciation of property, plant and equipment and right of use assets, amortization of intangible assets, financing cost, net and total income taxes

EBITDA Margin: is calculated by dividing EBITDA by net revenue

EBITDA and EBITDA Margin are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

Betterware believes that these non-IFRS financial measures are useful to investors because (i) Betterware uses these measures to analyze its financial results internally and believes they represent a measure of operating profitability and (ii) these measures will serve investors to understand and evaluate Betterware’s EBITDA and provide more tools for their analysis as it makes Betterware’s results comparable to industry peers that also prepare these measures.

Definitions: Operating Metrics

●	Betterware de México (Associates and Distributors)

Avg. Base: Weekly average Associate/Distributor base

EOP Base: Associate/Distributor base at the end of the period

Weekly Churn Rate: Average weekly data. Total Associates/Distributors lost during the period divided by the beginning of the period Associate/Distributor base.

Weekly Activity Rate: Average weekly data. Active Associates/Distributors divided by ending Associate/Distributor base.

Avg. Weekly Order: Average weekly data. Total Revenue divided by number of active Associates/Distributors

●	Jafra (Consultants and Leaders)

Avg. Base: Monthly average Consultant/Leader base

EOP Base: Consultant/Leader base at the end of the period

Monthly Churn Rate (Consultants): Average monthly data. Total Consultants lost during the period divided by the number of active Consultants 4 months prior. A Consultant is terminated only after 4 months of inactivity.

Monthly Churn Rate (Leaders): Average monthly data. Total Leaders lost during the period divided by end of period Leader’s base.

Monthly Activity Rate: Average monthly data. Active Consultants/Leaders divided by the end of period Consultant/Leaders base.

Avg. Monthly Order (Consultants): Average monthly data. Total Catalogue Revenue divided by number of consultant orders.

Avg. Monthly Order (Leaders): Average monthly data. Total Leaders Revenue divided by number of leaders orders.

About Betterware de México, S.A.P.I. de C.V.

Founded in 1995, Betterware de Mexico is the leading direct-to-consumer company in Mexico focused on creating innovative products that solve specific needs regarding organization, practicality, space saving and hygiene within the household. Betterware’s wide product portfolio includes home organization, kitchen, commuting, laundry and cleaning, as well as other categories that include products and solutions for every corner of the household.

The Company has a differentiated two-tier network of distributors and associates that sell their products through twelve catalogs per year. All products are designed by the Company and under the Betterware brand name through its different sources of product innovation. The Company’s state-of-the-art infrastructure allows it to safely and timely deliver its products to every part of the country, backed by the strategic location of its national distribution center. Today, the Company distributes its products in Mexico and Guatemala, and has plans of additional international expansion.

Supported by its asset light business model and its three strategic pillars of Product Innovation, Business Intelligence and Technology, Betterware has been able to achieve sustainable double-digit growth rates by successfully expanding its household penetration and share of wallet.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek,” “future,” “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document and that many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward looking statements. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections and encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2020 and any of the Company’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences

The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date hereof. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Further information on risks and uncertainties that may affect the Company’s operations and financial performance, and the forward statements contained herein, is available in the Company’s filings with the SEC. All forward-looking statements are qualified in their entirety by this cautionary statement.

3Q2023 Conference Call

Management will hold a conference call with investors on October 27, 2023, at 8:00 am Central Standard Time (CST)/ 9:00am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152

Toll/International: 1-201-389-0879

Conference ID: 13741758

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free:  1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13741758

Contacts:

Company:

Betterware IR

ir@better.com.mx

+52 (33) 3836 0500 Ext. 2011